Mail Stop 6010

June 24, 2008

Kenneth P. Hamik
President and Chief Executive Officer
LipidViro Tech, Inc.
1338 South Foothill Blvd., Suite 126
Salt Lake City, Utah 84108

Re: LipidViro Tech, Inc.
Revised Preliminary Information Statement on Schedule 14C
Filed June 10, 2008
File No. 0-49655

Dear Mr. Hamik:

We have reviewed your filing and have the following comments. Where indicated, we think you should amend your proxy statement. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Revised Schedule 14C

General

1. We note that your page numbering from page 7 onward is confusing and hard to follow. For example, page 8 also contains reference as Page 1. Please revise your page numbers accordingly.

2. We note your responses to comments 3 and 25 and specifically to the incorporation by reference section and your undertaking to provide shareholders

copies of any documents you have incorporated by reference. However, because it does not appear you are S-3 eligible, you are required to deliver documents incorporated by reference with the delivery of your information statement. In that regard, please revise the incorporation by reference disclosure to reference the 10-Q, 10-KSB/A, and 8-Ks to reference the these documents as "provided with the information statement" and confirm that they will be sent with the information statement.

Proposal 2: Approval of the Sale of the Technology, page 4

3. We note your response to comment 13 and your revised disclosure where you indicate under the column entitled "Filing Date and Status" that some of the applications have "lapsed." Please explain what that term means to your application.

4. Additionally, you indicate in some places that the patent applications are "Provisional Applications." Please explain what that means.

Proposal 3: Disposition of All of the Company's Shares of LipidViro Utah, page 6

5. We note your response to comment 19 and your revised disclosure. Please revise to clearly state that the subsidiary, LipidViro Utah, will have no assets and no rights at the time the subsidiary is sold to Benedente.

Changes in Control, page 3

6. We note your response to comment 22 and your revised disclosure that the purchase price was "arrived at following arm's length negotiation between the Optionors and Jensen Services." Please explain what factors were considered during the negotiations. Additionally, provide us with an analysis supporting the determination that the negotiations were at arms length. Your analysis should address whether Jenson services, Thomas Howells, Kelly Trimble and Travis Jenson owned share of common stock on the date the agreement was entered into and whether there were any affiliations between them and Benedente Holdings, B'Chesed, Sleepy Lion, Steve Keyser or Keith Keyser.

7. We note your response to comment 24 and your revised disclosure that Jensen Services agreed to pay Mr. Keyser the sum of $200,000, less $158,782.54, the amount due to 18 creditors whom you have described on page 6. We also note that the settlement of such debt is to be negotiated by Mr. Keyer. If he is successful in settling that debt, will he be entitled to receive the benefit of reducing the debt amount? For example, will the amount he receives from Jensen be the sum of $200,000, less the total debt amount he is able to negotiate on behalf of the company?

                                    *   *   *

        As appropriate, please amend your filing in response to these comments. You
may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        Please contact Song Brandon at (202) 551-3621, Suzanne Hayes, Legal Branch
Chief, at (202) 551-3675, or me at (202) 551-3710 with any other questions.

                                            Sincerely,

                                            Jeffrey Riedler
                                            Assistant Director

cc: Branden T. Burningham, Esq.
        455 East 500 South Street
        Suite 205
        Salt Lake City, UT 84111